EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Carolina National Corporation

We consent to the inclusion of our Report dated February 18, 2005, except for Note 22 as to which the date is September 26, 2005, relating to the consolidated balance sheets of Carolina National Corporation at December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive loss, and cash flows for each of the years ended December 31, 2004 and 2003, and to the reference to our firm under the heading “Accounting Matters” in this Amendment No. 1 of the Registration Statement on Form SB-2 filed by Carolina National Corporation in connection with the registration of an offering of Carolina National Corporation common stock.

/s/ Elliott Davis, LLC

Columbia, South Carolina

November 14, 2005